STATE OF NORTH CAROLINA
                                 UTILITIES COMMISSION
                                       RALEIGH

                                DOCKET NO. G-38, SUB 3
                                   DOCKET NO. G-40

          BEFORE THE NORTH CAROLINA UTILITIES COMMISSION


                    In the Matter of
          Application of Frontier Utilities of North ) ORDER APPROVING FINAL
          Carolina, Inc., and Frontier Energy,       ) FINANCING PLAN, TRANSFER
          LLC, for Approval of Final Financing       ) OF CERTIFICATES, AND
          Plan, to Transfer Certificates, and for    ) SECURITY BOND AND
          Approval or Waiver of Security Bond        ) PRELIMINARILY APPROVING
                                                     ) DEBT FINANCING

               BY THE COMMISSION: Frontier Utilities of North Carolina, Inc. (Frontier Utilities), was granted a certificate of public convenience and necessity by this Commission to serve the Four-County area of Surry, Watauga, Wilkes, and Yadkin Counties by Order dated January 30, 1996, in Docket Nos. G-38 and G-9, Sub 357. The North Carolina Supreme Court affirmed this Order by opinion filed July 24, 1997, which became final on November 11, 1997, by the expiration of the deadline to file for review by the United States Supreme Court. Ashe and Allegheny Counties were added to Frontier Utilities' territory pursuant to G.S. 62-36A(b1) by Order dated August 16, 1996, in Docket No. G-100, Sub 69. The certificate to serve Warren County was awarded to Frontier Utilities by Order dated March 27, 1997. The Orders awarding the Four-County area and Warren County to Frontier Utilities required it to file its final financing plan within nine months of the date the Four-County Order became final.

               On January 23, 1998, Frontier Utilities and Frontier Energy, LLC (Frontier Energy), filed an application (a) for approval of their final financing plan, including the participation of Frontier Pacific, Inc., as an equity partner and the formation of Frontier Energy; (b) for approval of approximately $12 million in equity investment, including $3.25 million in cash deposited on January 21, 1997, in Frontier Energy's account with NationsBank in Elkin, North Carolina, $5 million in transmission pipe that has already been ordered, and $3.25 million in capital and in-kind contributions by Frontier Utilities; (c) for preliminary approval to borrow up to $40 million principal in debt; (d) to transfer the certificates of public convenience and necessity awarded to Frontier Utilities to serve Surry, Watauga, Wilkes, and Yadkin Counties (the Four-County area), Ashe and Allegheny Counties, and Warren County to Frontier Energy; and (e) for approval or waiver of a security bond.

               Under the proposed financing plan as filed, Frontier Utilities and Frontier Pacific, Inc., will be fifty-percent (50%) members of a newly formed entity, Frontier Energy, LLC. Frontier Pacific, Inc., is a wholly-owned subsidiary of Energy Pacific, LLC, which is a joint venture of two companies that have extensive experience in natural gas distribution.

               By Order dated February 3, 1998, the Commission established a deadline of February 24, 1998, for petitions to intervene and the filing of written comments. The Public Staff and the Attorney General filed comments. One letter dated February 20, 1998, was filed on behalf of the Warren County Economic Development Commission, and it raised concerns about the timing of service to Warren County.

               The Public Staff's comments indicated that its investigation of Frontier Energy's market studies revealed that the Four-County project as proposed by Frontier Energy is comparable in scope and size to the project as originally proposed in 1994. Frontier Energy has already ordered transmission pipe and begun the process of right-of-way selection and acquisition. Construction will begin as soon as financing is closed.

               In response to a Public Staff data request about its plans with respect to Warren County, Frontier Energy indicated that it had focused its resources on the Four-County area initially and that because of the substantial lead time involved in due diligence and the planning process, its plans for Warren County could not be implemented as soon as its plans in the Four-County area. Frontier Energy further indicated that it expects to file plans to build the Warren County system no later than August 11, 1998. In addition, it indicated that it had received a formal proposal for interstate pipeline capacity from Public Service Company of North Carolina, Inc., on February 20, 1998. Finally, it indicated that it intends to build the system substantially in conformance with Frontier Utilities' proposal as filed in 1996, and that based on (1) the assumption that a reasonable agreement for interstate pipeline capacity can be finalized and (2) weather conditions and other variables beyond its control, it expects to begin construction during the latter part of 1998, with completion during the first half of 1999.

               With respect to Ashe and Alleghany Counties, Frontier Energy has indicated that it intends to serve Ashe County soon after it completes its Warren County project. Alleghany County will receive service as soon thereafter as possible.

               With respect to the financing issues, the Public Staff's comments indicated that it is reasonable to grant approval of the debt financing in two stages as proposed by Frontier Energy, subject to certain specific requirements for information being imposed on the second stage of the approval process. In addition, the comments indicated that, with the Public Staff's recommended wording change, the equity financing should be approved.

               Frontier Energy filed an executable security bond as required by the Commission in its Orders granting the certificates to Frontier Utilities for the Four-County area and for Warren County, but requested that the security requirement be waived. The purpose of the bond, as explained in those orders, is to provide funds if an emergency operator is appointed by the Commission and the funds are needed for the emergency operator to reliably run the system. Frontier Energy requested that the bond requirement be waived because the reputation, experience, financial strength, and other resources of Energy Pacific and its corporate parents obviate the need for such security. In its comments, the Public Staff did not make a recommendation as to the security requirement and stated that it would not object to the Commission waiving the security requirement

               Finally, the only outstanding issue at the time the Public Staff filed its comments was whether Frontier Energy could be considered to be part of a registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA). The Attorney General's comments also stated concerns about the potential PUHCA issue and about the books and records of Frontier Energy and its affiliates being subject to full disclosure. A stipulation between the Public Staff and Frontier Energy, Frontier Pacific, its ultimate parent companies, and Frontier Utilities on both of these issues was filed on Monday, March 9, 1998.

               The Public Staff presented this matter to the Commission at its Staff Conference on Monday, March 9, 1998. Allen Kimball of the Warren County Economic Development Commission made a statement along the lines of his February 20, 1998 letter.

               Based on Frontier Energy's agreement to the changes and conditions recommended by the Public Staff and the stipulation, the Public Staff recommended that the Commission (a) approve Frontier Utilities' and Frontier Energy's final financing plan, including the participation of Frontier Pacific, Inc., as an equity partner and the formation of Frontier Energy; (b) approve $11.5 million in equity investment; (c) preliminarily approve up to $40 million in debt financing that is consistent with the terms outlined in its application; and (d) approve the transfer of the certificates of public convenience and necessity awarded to Frontier Utilities to serve Surry, Watauga, Wilkes, and Yadkin Counties (the Four-County area), Ashe and Allegheny Counties, and Warren County to Frontier Energy. The Public Staff further recommended that if the Commission grants preliminary approval of the debt financing as proposed, it should be subject to Frontier Energy (1) filing the Commitment Letter(s) and Term Sheet(s) of the final debt financing and (2) providing all requested additional information with respect thereto. Finally, the Public Staff recommended that, if the Commission decided to continue the requirement for the security bond, a security bond of a short-term nature should be all that is required. The Public Staff therefore recommended that, if the Commission requires a security bond, it be set up so that it expires (i.e., has a sunset provision) two years from the date the first customer is served unless the Commission takes affirmative action to require that it be renewed.

               Based on the foregoing, the Commission concludes that the January 23, 1998, application should be approved as recommended by the Public Staff and as discussed herein. With respect to the security requirement, the Commission concludes that the requirement of a security bond should not be waived. However, given the experience and financial strength of Energy Pacific and its parents, the security bond required in this case should be of a short-term nature. Frontier Energy should file an executable bond within 30 days of this Order that is set up so that it expires (i.e., has a sunset provision) two years from the date the first customer is served unless the Commission takes affirmative action to require that it be renewed. Frontier Energy is required to execute the bond by the date on which its first natural gas utility customer is served and to file copies of such executed security within ten (10) days of such execution.

          IT IS THEREFORE ORDERED as follows:

          1. That Frontier Utilities' and Frontier Energy's final financing plan, including the participation of Frontier Pacific, Inc., as an equity partner and the formation of Frontier Energy, and the stipulation between the Public Staff and Frontier Energy with respect to PUHCA and access to utility-related books and records are approved;

          2. That the capitalization of Frontier Energy with an equity investment of $11.5 million is approved;

          3. That $40 million in debt financing that is consistent with the terms outlined in the January 23, 1998, application is preliminarily approved;

          4. That the transfer of the certificates of public convenience and necessity awarded to Frontier Utilities to serve Surry, Watauga, Wilkes, and Yadkin Counties (the Four-County area), Ashe and Allegheny Counties, and Warren County to Frontier Energy is approved;

          5. That the debt financing as approved herein is subject to Frontier Energy (1) filing the Commitment Letter(s) and Term Sheet(s) of the final debt financing and (2) providing all requested additional information with respect thereto within 60 days of the date of this Order;

          6. That the financing is required to be closed as soon as possible after the Commission grants approval of Frontier Energy's final debt financing, but no later than 60 days following the date such approval becomes final; and

          7. That Frontier Energy shall file an executable bond within 30 days of this Order that is set up so that it expires (i.e., has a sunset provision) two years from the date the first customer is served unless the Commission takes affirmative action to require that it be renewed. Frontier Energy is required to execute the bond by the date on which its first natural gas utility customer is served and to file copies of such executed security within ten
          (10) days of its execution.

          This the 9th day of March, 1998.
                   ---

                                        NORTH CAROLINA UTILITIES COMMISSION

                                        /s/ Geneva S. Thigpen

                                        Geneva S. Thigpen, Chief Clerk